PRESS RELEASE

Osisko and Clifton Star Intersect 88 Metres Averaging 1.90 h/t Au at Duparquet

FOR IMMEDIATE RELEASE

MONTREAL, QUEBEC, September 30, 2010 - Osisko Mining Corporation ("Osisko") (TSX:OSK - News; FRANKFURT:EWX - News) and Clifton Star Resources Inc ("Clifton") (TSX VENTURE:CFO - News; FRANKFURT:C3T - News) are pleased to announce results from twenty-eight additional holes from the 2010 drill program at the Duparquet Project, located in the Abitibi region of Quebec. Significant intersections from the new drill holes on the Beattie property include 40.0 metres averaging 2.26 g/t Au (BD10-246), 77.5 metres averaging 1.26 g/t Au (BD10-262) and 88.0 metres averaging 1.90 g/t Au (BD10-265). Assay results are summarized in the table below:

Beattie Property

Hole No.	Section	Az./dip	From (m)	To (m)	Length (m)	Au g/t

BD10-210	630100E	N/45	57.5	83.0	25.5	3.37

BD10-234	631100E	N/60	240.0	243.5	3.5	3.74

BD10-239	631100E	N/60	19.5	24.0	4.5	3.47

BD10-243	630500E	N/60	325.0	333.8	8.8	1.85

BD10-246 And And	630300E	S/74	99.5 166.5 240.0	139.5 214.5 270.2	40.0 48.0 30.2	2.26 0.60 0.90

BD10-247 And And	630100E	N/60	49.0 121.5 181.5	63.5 147.0 198.0	14.5 25.5 16.5	0.79 0.74 3.12

BD10-248	630100E	N/68	212.0	221.0	9.0	3.29

BD10-249	630100E	N/78	110.0	120.5	10.5	0.93

BD10-252 And	630300E	S/56	297.5 339.5	314.0 360.3	16.5 20.8	0.79 1.12

BD10-255 And	630400E	N/62	35.0 296.0	65.4 297.7	30.4 1.7	0.87 5.32

Beattie Property

Hole No.	Section	Az./dip	From (m)	To (m)	Length (m)	Au g/t

BD10-256 And	630400E	N/70	44.0 156.0	80.0 169.5	36.0 13.5	0.85 0.94

BD10-257 And	630400E	N/80	77.0 215.5	92.0 217.1	15.0 1.6	0.84 5.41

BD10-259 And	630700E	N/66	74.0 138.0	75.0 181.5	1.0 43.5	5.16 1.29

BD10-260	630700E	N/75	174.0	228.0	54.0	0.92

BD10-262 And	630200E	S/60	6.5 194.0	84.0 224.0	77.5 30.0	1.26 0.66

BD10-263 And And	630200E	S/70	9.0 199.0 232.0	109.0 215.5 251.0	100.0 16.5 19.0	1.66 0.78 0.81

BD10-264 And	630200E	S/78	19.5 274.0	196.5 285.5	177.0 11.5	1.46 1.31

BD10-265	630200E	N/60	209.5	297.5	88.0	1.90

BD10-268	630100E	N/60	122.0	131.0	9.0	1.34

BD10-269	630200E	N/60	150.0	156.2	6.2	2.64

BD10-270	630300E	N/60	177.7	185.0	7.3	1.67

BD10-272	630600E	S/45	146.2	167.0	20.8	0.70

BD10-273 And And And	630400E	S/60	130.0 163.5 236.5 277.2	147.0 187.0 256.5 295.0	17.0 23.5 20.0 17.8	1.34 0.89 2.48 1.87

Drill holes BD10-262 to BD10-264 intersected a wide mineralized zone on section 630200E, near the south side of the syenite intrusion, that is approximately 50 metres true width and at least 200 metres deep. This zone does not appear to extend to the east on section 630300E, but is presently open to the west. Drill holes BD10-250, BD10-253, BD10-254, BD10-258 and BD10-266 did not intersect significant mineralization. These holes tested the core of the syenite porphyry intrusion, margins to underground stopes, or alternatively surrounding basalts and sediments, all separate from the known mineralized zones. Results for holes BD10-251, BD10-261, BD10-267 and BD10-271 are pending.

Drilling is focused on three properties: Beattie, Donchester and Duquesne, for an overall 2010 drilling campaign of 122,500 metres that is now completed. The Phase I drill program comprised 69,800 metres of drilling on the Beattie property with a total of 219 holes. The Phase Two drilling program of 20,300 metres comprised 69 holes on the Duquesne property, and the Phase Three program of 32,700 metres on the Donchester Property comprised a total of 96 holes.

Osisko has the right to acquire a 50% interest in the Duparquet project in consideration for (1) total exploration expenditures of $70 million from 2010 to 2013, and (2) extending loans to Clifton to fund option payments on the property of $8.5 million for 24 months and $22.5 million for 36 months. These loans would carry interest at 5% and can be converted into stock at Clifton's choice. Osisko had also extended a $6 million credit line to Clifton, to be drawn prior to January 1, 2010, which was not utilized.

All NQ core assays reported above were obtained by standard 50 g fire assaying-AA finish or gravimetric finish at ALS Chemex laboratories in Val d'Or, Quebec. Reported drill core weighted averages were calculated using a minimum of 0.60 g/t Au over successive maximum intervals of 20 metres with an upper cut-off of 30 g/t Au where indicated. Intersected drifts or lost core within mineralized intersections were incorporated as blank intervals. The true widths are estimated at approximately 50% to 75% of the core lengths reported above, with the exceptions of BD10-263 and BD10-264, which were fan holes drilled sub-parallel to dip of the mineralized zone.

Osisko follows strict QA-QC protocol measures in keeping with industry standards and regulatory reporting requirements. Mr. Robert Wares, P. Geo. and Executive Vice-President of Osisko, is the Qualified Person who has reviewed this news release and is responsible for the technical information reported herein, including verification of the data disclosed including the sampling, analytical and test data underlying the technical information.

Forward-Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Osisko and Clifton (collectively the "Parties") expect to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the commencement of commercial production. Although the Parties believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to warrant further development of the Duparquet Project, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development personnel, results of exploration and development activities, the Parties' limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in Osisko's most recent Annual Information Form and in Clifton's most recent Management Discussion and Analysis filed on SEDAR, which also provide additional general assumptions in connection with these statements. The Parties caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Parties' forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Parties believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

Contact:

John Burzynski

Osisko Mining Corporation

Vice-President Corporate Development

514-735-7131

www.osisko.com

Harry Miller

Clifton Star Resources

President

425-453-0355

hmiller@cliftonstarresources.com

www.cliftonstarresources.com